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                                    ITEM 7(C)
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                                                                       ITEM 7(7)
                      American International Group, Inc.
                                 70 Pine Street
                            New York, New York 102570





                                                  March 6, 1996



Morgan Stanley  & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated
c/o Morgan Stanley & Co. Incorporated
1585 Broadway
New York, New York  10036

Dear Sirs and Mesdames:

         The undersigned understands that you, as U.S. Representative of the several Underwriters, propose to enter into an Underwriting Agreement with IPC Holdings, Ltd., a Bermuda company (the "Company") and the Selling Shareholders (as defined therein), providing for the public offering (the "Public Offering") by the several Underwriters, including yourselves, of 13,521,739 shares (the "Shares") of the Common Shares, $.01 par value per share, of the Company (the "Common Shares").

         In consideration of the several Underwriters' agreement to purchase and make the Public Offering of the Shares, and for other good and valuable consideration receipt of which is hereby acknowledged, the undersigned hereby agrees that, without the prior written consent of the U.S. Representatives on behalf of the Underwriters, the undersigned will not, during the period commencing on the date of the prospectus relating to the Public Offering of the Shares (the "Prospectus") and ending 180 days thereafter, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares, or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Shares or such other securities, in
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cash or otherwise. The foregoing sentence shall not apply to (A) the Shares to be sold pursuant to the Public Offering or (B) Common Shares issuable to American International Group, Inc. ("AIG") upon exercise of the AIG Option (as defined in the Prospectus) in certain limited circumstances, involving either
(i) sales in connection with an amalgamation or merger of the Company (in which the Company is not the surviving entity) or the sale of substantially all of the assets of the Company or (ii) sales necessary in the judgment of AIG to comply with its obligation to dispose of any Common Shares obtained pursuant to the exercise of the AIG Option that would result in AIG becoming a "United States 25% Shareholder" (as defined in the Prospectus). In addition, the undersigned agrees that, without the prior written consent of the U.S. Representatives on behalf of the Underwriters, it will not, during the period ending 180 days after the date of the Prospectus, make any demand for or exercise any right with respect to, the registration of any Common Shares or any security convertible into or exercisable or exchangeable for Common Shares.



                                              American International Group, Inc.



                                              By: /s/ Edward E. Matthews
                                                  ------------------------------


Accepted as of the date
first set forth above:

Morgan Stanley & Co. Incorporated
Merrill Lynch, Pierce, Fenner & Smith
  Incorporated
Acting severally on behalf
  of themselves and the several
  Underwriters

By Morgan Stanley & Co. Incorporated

By:  /s/ Stephanie B. Kaplan
   ----------------------------------